                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


For the Plan year ended December 31, 1997

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _________________ to ___________________

Commission file number

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Westar Security Services 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WESTERN RESOURCES, INC.
                  818 Kansas Avenue
                  Topeka, KS 66612

                  PROTECTION ONE, INC.
                  6011 Bristol Parkway
                  Culver City, CA 90230

                      WESTAR SECURITY SERVICES 401(k) PLAN


                                TABLE OF CONTENTS



                                                                                                           Page(s)
                                                                                                           -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                      1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1997                                                                                     2

     Statement of Changes in Net Assets Available for Plan Benefits
        for the Year Ended December 31, 1997                                                                  3

NOTES TO FINANCIAL STATEMENTS                                                                               4 - 8

SUPPLEMENTAL SCHEDULES:

     Schedule I - Item 27a - Supplemental Schedule of Assets Held for Investment
       Purposes as of December 31, 1997                                                                       9

     Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions
       for the Year Ended December 31, 1997                                                                 10-12

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                     13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Administrator of the Westar Security Services 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of Westar Security Services 401(k) Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Supplemental Schedule of Assets Held for Investment Purposes and Item 27d - Supplemental Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    Arthur Andersen LLP

Dallas, Texas,
     June 26, 1998

                      WESTAR SECURITY SERVICES 401(k) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997


                                                                         PARTICIPANT DIRECTED
                                            --------------------------------------------------------------------------------
                                                                                       VANGUARD
                                             VANGUARD                                   MONEY
                                            BOND INDEX     VANGUARD      VANGUARD       MARKET
                                           FUND - TOTAL     INDEX     INTERNATIONAL    RESERVES      VANGUARD/     VANGUARD/
                                              MARKET      TRUST 500       GROWTH        PRIME        PRIMECAP     WELLINGTON
                                            PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO        FUND          FUND
                                            ----------    ----------    ----------    ----------    ----------    ----------
ASSETS:
     Investments-
     At fair value (Note 3)-
        Registered investment companies-
           Bond fund                        $   85,238    $       --    $       --    $       --    $       --    $       --
           Stock funds                              --       543,498       137,536            --       405,497            --
           Stock and bond fund                      --            --            --            --            --       307,288
           Money market fund                        --            --            --       206,717            --            --

        Western Resources Common Stock              --            --            --            --            --            --
        Participant Loans                           --            --            --            --            --            --
                                            ----------    ----------    ----------    ----------    ----------    ----------

                  Total investments             85,238       543,498       137,536       206,717       405,497       307,288
                                            ----------    ----------    ----------    ----------    ----------    ----------


     Receivables-
         Employer's contributions                7,876        45,985        11,724        12,762        34,029        25,383
         Participants' contributions             6,469        41,281        10,948        10,590        31,877        22,715
                                            ----------    ----------    ----------    ----------    ----------    ----------

                  Total receivables             14,345        87,266        22,672        23,352        65,906        48,098
                                            ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $   99,583    $  630,764    $  160,208    $  230,069    $  471,403    $  355,386
                                            ==========    ==========    ==========    ==========    ==========    ==========

                                                    PARTICIPANT DIRECTED
                                           --------------------------------------

                                                           WESTERN
                                                          RESOURCES
                                            VANGUARD/      COMMON
                                             WINDSOR        STOCK      PARTICIPANT
                                              FUND          FUND          LOANS         TOTAL
                                           ----------    ----------    ----------    ----------
ASSETS:
     Investments-
     At fair value (Note 3)-
        Registered investment companies-
           Bond fund                       $       --    $       --    $       --    $   85,238
           Stock funds                        490,589            --            --     1,577,120
           Stock and bond fund                     --            --            --       307,288
           Money market fund                       --            --            --       206,717

        Western Resources Common Stock             --       174,012            --       174,012
        Participant Loans                          --            --        33,655        33,655
                                           ----------    ----------    ----------    ----------

                  Total investments           490,589       174,012        33,655     2,384,030
                                           ----------    ----------    ----------    ----------


     Receivables-
         Employer's contributions              44,306        11,768            --       193,833
         Participants' contributions           38,768        10,581            --       173,229
                                           ----------    ----------    ----------    ----------

                  Total receivables            83,074        22,349            --       367,062
                                           ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  573,663    $  196,361    $   33,655    $2,751,092
                                           ==========    ==========    ==========    ==========




The accompanying notes are an integral part of this financial statement.

                      WESTAR SECURITY SERVICES 401(k) PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                      PARTICIPANT DIRECTED
                                           ------------------------------------------------------------------------------------
                                                                                                     VANGUARD
                                              VANGUARD                                                MONEY
                                             BOND INDEX        VANGUARD           VANGUARD            MARKET
                                            FUND - TOTAL        INDEX           INTERNATIONAL        RESERVES         VANGUARD/
                                               MARKET         TRUST 500            GROWTH             PRIME           PRIMECAP
                                             PORTFOLIO        PORTFOLIO           PORTFOLIO          PORTFOLIO          FUND
                                            ------------      ---------         -------------        ---------        --------
ADDITIONS:
 Investment income-
  Interest and dividend income              $   2,186          $   8,969          $   6,244          $   4,699        $  13,979
  Interest income, participant loans               --                 --                 --                 --               --
  Net realized/unrealized appreciation
    (depreciation) of investments               1,643             26,527            (15,751)                --            2,770
                                            ---------          ---------          ---------          ---------        ---------

                                                3,829             35,496             (9,507)             4,699           16,749
                                            ---------          ---------          ---------          ---------        ---------
 Contributions-
  Employer                                     29,176            164,834             45,900             63,847          120,186
  Participant                                  79,971            463,692            144,290            174,284          351,674
  Participant loan repayments                      26                135                 97                 81              477
                                            ---------          ---------          ---------          ---------        ---------

                                              109,173            628,661            190,287            238,212          472,337

                  Total additions             113,002            664,157            180,780            242,911          489,086
                                            ---------          ---------          ---------          ---------        ---------

DEDUCTIONS:
 Payment of benefits                           (6,940)           (28,000)            (7,782)           (16,680)         (15,171)
 Participant loan withdrawals                  (1,069)            (5,860)            (3,641)            (2,162)          (9,816)
                                            ---------          ---------          ---------          ---------        ---------

                  Total deductions             (8,009)           (33,860)           (11,423)           (18,842)         (24,987)
                                            ---------          ---------          ---------          ---------        ---------

NET INCREASE PRIOR TO INTERFUND TRANSFERS     104,993            630,297            169,357            224,069          464,099

INTERFUND TRANSFERS                            (5,410)               467             (9,149)             6,000            7,304
                                            ---------          ---------          ---------          ---------        ---------

NET INCREASE                                   99,583            630,764            160,208            230,069          471,403

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year                                 --                 --                 --                 --               --
                                            ---------          ---------          ---------          ---------        ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year                                $  99,583          $ 630,764          $ 160,208          $ 230,069        $ 471,403
                                            =========          =========          =========          =========        =========
                                                                      PARTICIPANT DIRECTED
                                            ------------------------------------------------------------------------------------
                                                                                   WESTERN
                                                                                  RESOURCES
                                             VANGUARD/          VANGUARD/          COMMON
                                            WELLINGTON          WINDSOR            STOCK             PARTICIPANT
                                               FUND              FUND               FUND                LOANS            TOTAL
                                            ----------          ---------         ---------          -----------         -----
ADDITIONS:
 Investment income-
  Interest and dividend income               $  23,270          $  76,856         $   3,570                 --        $   139,773
  Interest income, participant loans                --                 --                --                279                279
  Net realized/unrealized appreciation
    (depreciation) of investments               (4,779)           (69,259)           35,146                 --            (23,703)
                                             ---------          ---------         ---------          ---------        -----------

                                                18,491              7,597            38,716                279            116,349
                                             ---------          ---------         ---------          ---------        -----------
 Contributions-
  Employer                                      95,708            155,601            45,440                 --            720,692
  Participant                                  273,101            440,068           122,627                 --          2,049,707
  Participant loan repayments                       93                203                43             (1,155)                --
                                             ---------          ---------         ---------          ---------        -----------

                                               368,902            595,872           168,110             (1,155)         2,770,399

                  Total additions              387,393            603,469           206,826               (876)         2,886,748
                                             ---------          ---------         ---------          ---------        -----------

DEDUCTIONS:
 Payment of benefits                           (28,351)           (23,103)           (9,629)                --           (135,656)
 Participant loan withdrawals                   (2,748)            (6,579)           (2,656)            34,531                 --
                                             ---------          ---------         ---------          ---------        -----------

                  Total deductions             (31,099)           (29,682)          (12,285)            34,531           (135,656)
                                             ---------          ---------         ---------          ---------        -----------

NET INCREASE PRIOR TO INTERFUND TRANSFERS      356,294            573,787           194,541             33,655          2,751,092

INTERFUND TRANSFERS                               (908)              (124)            1,820                 --                 --
                                             ---------          ---------         ---------          ---------        -----------

NET INCREASE                                   355,386            573,663           196,361             33,655          2,751,092

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                              --                 --                --                 --                 --
                                             ---------          ---------         ---------          ---------        -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                             $ 355,386          $ 573,663         $ 196,361          $  33,655        $ 2,751,092
                                             =========          =========         =========          =========        ===========

The accompanying notes are an integral part of this financial statement.

                      WESTAR SECURITY SERVICES 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENT

                                DECEMBER 31, 1997



1.    DESCRIPTION OF THE PLAN:

The following description of the Westar Security Services 401(k) Plan (the "Plan") provides a summary of information. Participants should refer to the Plan agreement for a more complete information of the Plan's provisions.

General

On January 1, 1997, Western Resources, Inc. (a publicly traded utility company based in Topeka, Kansas) through its Western Resources Security Business (the combined entities of WestSec, Inc. and Westar Security Holdings, Inc.) (the "Employer") established the Plan to provide retirement, death, and disability benefits for eligible participant employees and their beneficiaries. On November 24, 1997, pursuant to the Contribution Agreement dated July 30, 1997, between Protection One, Inc. and Western Resources, Inc., Protection One, Inc. acquired the Employer. On January 1, 1997, the eligible employees were comprised of all the employees of Westar Security Holdings, Inc. and all the former employees of WestSec, Inc. On April 1, 1997, the former employees of Western Resources Security Business became employees of Westar Security Services, Inc. ("Westar") and thus were eligible to participate in the plan upon their respective dates of employment with Westar. The 401(k) account balances accrued prior to employment with Westar remain in the previous employers' 401(k) plans. No account balances were transferred into the Plan. The Plan is a defined contribution plan under Sections 401(k) and 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Employer has the right, under the plan agreement, to terminate the Plan, although the Employer currently has no intention to do so. Upon normal retirement, death, total and permanent disability, or plan termination, all participants would become 100% vested in their account balances and all benefits would be distributed to participants or their beneficiaries.

Eligibility

Any employee, as noted below, regardless of age or length of service, who has completed one year of continuous service during which the employee is credited with 1,000 or more hours of service, as defined, is eligible to participate on the first day of any successive calendar quarter. All participants may make pretax-deferred basic contributions of up to 15% of their compensation, not to exceed $9,500 in 1997. A participant may also elect to make after-tax contributions to the Plan for a Plan year in an amount up to 5% of their compensation.

Discretionary contributions may be made by the Employer each plan year to each active participant in an amount determined by the Employer. At the Employer's discretion, additional matching contributions may be provided at a rate of 50% of the participant's contribution up to 6% of the participant's compensation. The Employer made matching contributions in the amount of $720,692 in 1997.

Vesting and Forfeitures

All participants are fully vested in their participant contribution account plus earnings thereon. All Employer matching contributions to the Plan, as well as all earnings on these contributions, are vested according to the following vesting schedule:

                  Years of Service               Vesting Percentage
                  ----------------               ------------------
                  Less than 1                             0%
                  1                                      20
                  2                                      40
                  3                                      60
                  4                                      80
                  5 or more                             100

Upon a participant's termination from the Plan, only the amount in which the participant is vested is distributed to the participant. Forfeitures of terminated participants' nonvested accounts are used to reduce future Employer contributions. In 1997, total forfeitures were $11,304.

Loans

Participants may borrow against their participant contribution account and the vested portion of their Employer matching contribution account. The total amount of any such loan, when added to the outstanding balance of all other loans to the participant from the Plan, shall not exceed the lesser of: (a) 50% of the total vested accrued benefits of the participant under the Plan as of the date of the loan; or (b) $50,000 reduced by the excess (if any) of the highest outstanding balance of all loans to the participant from the Plan during the one-year period ending on the day before the loan was made over the outstanding balance of all loans to the participant from the Plan on the date on which the loan was made. Interest rates on the loans are determined by the plan administrator and should be commensurate with the prevailing interest rates charged by professional lenders for similarly secured personal loans. Loan repayments of principal and interest are made not less than quarterly, over the term of the loan. Loans are required to be repaid within five years or an agreed-upon term between the participant and administration for the purchase of a primary residence. Interest rates on participant loans were 9.5% throughout 1997.

Administration

All funds in the Plan are held with the asset custodian, Vanguard Fiduciary Trust Company ("VFTC"). The plan administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts. When appropriate, a participant shall have two separate accounts, an Employer matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of Plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan are paid by the Employer. Certain investment advisory fees are deducted from investment fund income and therefore will not be reflected in the statement of changes in net assets available for Plan benefits. The fees for the Bond Index Fund, Index Trust - 500 Portfolio, and Money Market Reserves - Prime Portfolio are paid to the Vanguard Group, an affiliate of VFTC, and range from 2.1% - 21.4% of Vanguard's capitalization. The fees for the PRIMECAP Fund, International Growth Portfolio, Wellington Fund, and Windsor Fund are paid to various investment management firms and range from .04% to .24% of fund average net assets.

Investment Options

During the period ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard Money Market Reserves - Prime Portfolio: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard/PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard/Wellington Fund: Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard/Windsor Fund: Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

Western Resources Common Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the Employer's stock and reinvestment of its dividends.

2.    SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

This financial statement of the Plan has been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. In the case of normal retirement (age 65), retirement due to total and permanent disability, or termination of employment, participants may elect to receive the value of their accounts, in accordance with the provisions of the Plan, in a lump-sum distribution or in an alternative manner mutually agreed upon by the participant and the plan administrator. In the event that a participant dies before retirement, the account becomes 100% vested and the participant's beneficiary is entitled to the vested amounts in the participant's account, which shall be determined after payment of any pre-retirement survivor annuity, as defined in the Plan document.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Western Resources Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income in the accompanying statement of changes in net assets.

3.    INVESTMENTS:

As of December 31, 1997, investments in excess of 5% of net assets at the end of the year consisted of the following:

         Vanguard Index Trust - 500 Portfolio                    $543,498
         Vanguard Money Market Reserves - Prime Portfolio         206,717
         Vanguard/PRIMECAP Fund                                   405,497
         Vanguard/Wellington Fund                                 307,288
         Vanguard/Windsor Fund                                    490,589
         Western Resources Common Stock Fund                      174,012


The average unit values for each of the registered investment companies as of December 31, 1997, are as follows:

                                                     December 31, 1997
                                                  -----------------------
                                                  Total Units  Unit Value
                                                  -----------  ----------
Vanguard Bond Index Fund - Total Bond                 8,448     $ 10.09
   Market Portfolio

Vanguard Index Trust - 500 Portfolio                  6,034       90.07

Vanguard International Growth Portfolio               8,391       16.39

Vanguard Money Market Reserves- Prime Portfolio     206,717        1.00

Vanguard/PRIMECAP Fund                               10,248       39.57

Vanguard/Wellington Fund                             10,434       29.45

Vanguard/Windsor Fund                                28,892       16.98

The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1997, consisted of the following:

             Registered investment companies-
                  Bond fund                                                    $   1,643
                  Stock funds                                                    (55,714)
                  Stock/bond fund                                                 (4,778)
                  Money market fund                                                   --
             Western Resources common stock                                       35,146
                                                                                --------

             Net appreciation (depreciation) in fair value of investments       $(23,703)
                                                                                ========

4.   TAX STATUS:

In September 1994, the Plan's fiduciary received an opinion from the Internal Revenue Service (IRS) stating that the form of the prototype plan adopted by the Plan and currently in use meets the applicable requirements of the Internal Revenue Code (the "Code").

The Employer is in the process of applying for a determination letter from the IRS stating that the Plan, as designed, is qualified under Section 401(a) of the Code and the related trust is exempt from federal income tax under the Code
Section 501(a). The Employer expects to complete its application and receive a favorable determination letter in 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.   PLAN AMENDMENTS:

In September 1997, the Board of Directors of WestSec, Inc. approved an amendment to the Plan document. This amendment changed the name of the Plan from "WestSec, Inc. 401(k) Savings Plan" to "Westar Security Services 401(k) Plan." In addition, it excluded from participation in the Plan all employees not employed by WestSec, Inc. or any other employer that has adopted the Plan, any leased employee, and any individual who is classified by the Employer as an independent contractor. The amendment also limits employee pre-tax basic contributions to the Plan to up to 15% of compensation otherwise payable to the participant.

7.   PLAN TERMINATION:

In December 1997, the Employer enacted a strategic decision to replace the sales force with a dealer program. This resulted in a reduction in the sales force of approximately 20% over the period of December 1997 through May 1998. If it is determined by the Employer that a partial plan termination occurred, then the account balances of these employees would become 100% vested as of the date of their termination. As these terminated employees made contributions through December 1997, a partial plan termination would not materially impact the financial statements for the year ended December 31, 1997.

8.   SUBSEQUENT EVENTS:

In November 1997, the Employer initiated a plan to merge the Plan with the Protection One Employee Savings Plan. The effect of the merger, expected to be consummated in 1998, will create without interruption a single qualified profit sharing plan, to be known as the Protection One 401(k) Plan, for the continuing benefit of the current participants of the Protection One Employee Savings Plan and the Plan.

                                                                      SCHEDULE I


                      WESTAR SECURITY SERVICES 401(k) PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                 EIN: 75-2683068

                                   PLAN #: 001



     (a)                   (b)                                 (c)                          (d)            (e)
                       Identity of                                                                       Current
                         Issuer                         Asset Description                  Cost            Value
-----------  --------------------------    ---------------------------------------    -------------   -------------
      *        Vanguard Fiduciary           Vanguard Bond Index Fund -
                   Trust Company                Total Bond Market Portfolio
                                                ($.001 par value)                     $     83,783    $     85,238

      *        Vanguard Fiduciary           Vanguard Index Trust -
                   Trust Company                500 Portfolio
                                                (no par value)                             518,631         543,498

      *        Vanguard Fiduciary           Vanguard International Growth
                   Trust Company                Portfolio
                                                ($.001 par value)                          152,156         137,536

      *        Vanguard Fiduciary           Vanguard Money Market Reserves -
                   Trust Company                Prime Portfolio
                                                ($.001 par value)                          206,717         206,717

      *        Vanguard Fiduciary           Vanguard/PRIMECAP Fund
                   Trust Company                ($.001 par value)                          404,884         405,497

      *        Vanguard Fiduciary           Vanguard/Wellington Fund
                   Trust Company                ($1.00 par value)                          312,934         307,288

      *        Vanguard Fiduciary           Vanguard/Windsor Fund
                   Trust Company                ($.01 par value)                           559,857         490,589

      *        Western Resources, Inc.      Western Resources Common
                                                Stock Fund
                                                (no par value)                             139,798         174,012

      *        Participant Loans            Loans to Participants; interest rates
                                                (9.5% throughout 1997)                          --          33,655
                                                                                      ------------    ------------

               Total assets held for investment purposes                              $  2,378,760    $  2,384,030
                                                                                      ============    ============


*Category (a) indicates each identified person/entity known to be a party-in-interest.

This supplemental schedule lists assets held for investment purposes at December
   31, 1997, as required by the Department of Labor Rules and Regulations for
                           Reporting and Disclosure.

                                                                     SCHEDULE II
                                                                     Page 1 of 3


                      WESTAR SECURITY SERVICES 401(K) PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 EIN: 75-2683068

                                   PLAN #: 001



             (a)                                (b)                       (c)        (d)         (g)           (h)         (i)
                                                                                                             Current
                                                                                                          Value of Asset   Net
                                                                       Purchase    Selling      Cost of    (On Date of    Gain
  Identity of Party Involved            Description of Asset             Price      Price        Asset     Transaction)   (Loss)
--------------------------------    -------------------------------    --------   ---------     -------   --------------  ------
INDIVIDUAL TRANSACTIONS:

Western Resources, Inc.             Western Resources Common Stock      $20,475   $    -        $20,475       $20,475     $  -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             39,364        -         39,364        39,364        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             26,098        -         26,098        26,098        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             25,644        -         25,644        25,644        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             25,168        -         25,168        25,168        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             24,788        -         24,788        24,788        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             42,446        -         42,446        42,446        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             32,044        -         32,044        32,044        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             23,945        -         23,945        23,945        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             27,879        -         27,879        27,879        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             22,909        -         22,909        22,909        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             23,347        -         23,347        23,347        -
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund             20,665        -         20,665        20,665        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                69,692        -         69,692        69,692        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                41,795        -         41,795        41,795        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                40,500        -         40,500        40,500        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                40,714        -         40,714        40,714        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                39,033        -         39,033        39,033        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                66,612        -         66,612        66,612        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                48,169        -         48,169        48,169        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                37,771        -         37,771        37,771        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                44,683        -         44,683        44,683        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                37,583        -         37,583        37,583        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                39,630        -         39,630        39,630        -
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                74,401        -         74,401        74,401        -


Columns (e) Lease Rental and (f) Transaction Expense are not applicable to this Plan and, accordingly, have been omitted.

     This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor
               Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                                                                     Page 2 of 3


                      WESTAR SECURITY SERVICES 401(K) PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 EIN: 75-2683068

                                   PLAN #: 001

             (a)                                (b)                                      (c)        (d)         (g)


                                                                                      Purchase    Selling      Cost of
  Identity of Party Involved            Description of Asset                            Price      Price        Asset
--------------------------------    -----------------------------------------------   --------   ---------     -------
INDIVIDUAL TRANSACTIONS (CONTINUED):

Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves/Prime Portfolio      $57,395    $    -      $57,395
Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves/Prime Portfolio       35,865         -       35,865
Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves/Prime Portfolio       17,130         -       17,130
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 70,653         -       70,653
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 43,855         -       43,855
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 43,286         -       43,286
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 41,502         -       41,502
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 41,235         -       41,235
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 71,694         -       71,694
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 54,940         -       54,940
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 39,321         -       39,321
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 47,155         -       47,155
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 41,071         -       41,071
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                 42,501         -       42,501
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               52,546         -       52,546
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               33,477         -       33,477
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               32,505         -       32,505
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               31,296         -       31,296
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               30,761         -       30,761
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               52,179         -       52,179
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               40,001         -       40,001
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               30,108         -       30,108
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               33,978         -       33,978
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               31,243         -       31,243
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                               32,329         -       32,329
Vanguard Fiduciary Trust Company    Vanguard International Growth Portfolio              22,646         -       22,646
Vanguard Fiduciary Trust Company    Vanguard International Growth Portfolio              21,145         -       21,145
Vanguard Fiduciary Trust Company    Vanguard International Growth Portfolio              17,465         -       17,465

             (a)                          (h)         (i)
                                        Current
                                     Value of Asset   Net
                                      (On Date of    Gain
  Identity of Party Involved          Transaction)   (Loss)
--------------------------------     --------------  ------
INDIVIDUAL TRANSACTIONS (CONTINUED):

Vanguard Fiduciary Trust Company          $57,395   $    -
Vanguard Fiduciary Trust Company           35,865        -
Vanguard Fiduciary Trust Company           17,130        -
Vanguard Fiduciary Trust Company           70,653        -
Vanguard Fiduciary Trust Company           43,855        -
Vanguard Fiduciary Trust Company           43,286        -
Vanguard Fiduciary Trust Company           41,502        -
Vanguard Fiduciary Trust Company           41,235        -
Vanguard Fiduciary Trust Company           71,694        -
Vanguard Fiduciary Trust Company           54,940        -
Vanguard Fiduciary Trust Company           39,321        -
Vanguard Fiduciary Trust Company           47,155        -
Vanguard Fiduciary Trust Company           41,071        -
Vanguard Fiduciary Trust Company           42,501        -
Vanguard Fiduciary Trust Company           52,546        -
Vanguard Fiduciary Trust Company           33,477        -
Vanguard Fiduciary Trust Company           32,505        -
Vanguard Fiduciary Trust Company           31,296        -
Vanguard Fiduciary Trust Company           30,761        -
Vanguard Fiduciary Trust Company           52,179        -
Vanguard Fiduciary Trust Company           40,001        -
Vanguard Fiduciary Trust Company           30,108        -
Vanguard Fiduciary Trust Company           33,978        -
Vanguard Fiduciary Trust Company           31,243        -
Vanguard Fiduciary Trust Company           32,329        -
Vanguard Fiduciary Trust Company           22,646        -
Vanguard Fiduciary Trust Company           21,145        -
Vanguard Fiduciary Trust Company           17,465        -





Columns (e) Lease Rental and (f) Transaction Expense are not applicable to this Plan and, accordingly, have been omitted.

     This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor
               Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                                                                     Page 3 of 3


                      WESTAR SECURITY SERVICES 401(K) PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 EIN: 75-2683068

                                   PLAN #: 001

             (a)                                (b)                                                (c)        (d)         (g)


                                                                                             Purchase    Selling      Cost of
  Identity of Party Involved            Description of Asset                                  Price       Price        Asset
--------------------------------    -----------------------------------------------------    --------   ---------     -------
SERIES OF TRANSACTIONS:

Western Resources, Inc.             Western Resources Common stock                           $152,015    $     --     $152,015
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund                                  346,686          --      346,686
Vanguard Fiduciary Trust Company    Vanguard/Wellington Fund                                       --      34,618       33,752
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                                     593,417          --      593,417
Vanguard Fiduciary Trust Company    Vanguard/Windsor Fund                                          --      33,570       33,560
Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves - Prime Portfolio          232,324          --      232,324
Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves - Prime Portfolio               --      25,606       25,606
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                      555,665          --      555,665
Vanguard Fiduciary Trust Company    Vanguard Index Trust - 500 Portfolio                           --      38,695       37,067
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                                    430,270          --      430,270
Vanguard Fiduciary Trust Company    Vanguard/PRIMECAP Fund                                         --      27,542       25,386
Vanguard Fiduciary Trust Company    Vanguard International Growth Portfolio                   174,924          --      174,924
Vanguard Fiduciary Trust Company    Vanguard International Growth Portfolio                        --      21,638       22,744
Vanguard Fiduciary Trust Company    Vanguard Bond Index Fund - Total Bond Market Portfolio     97,015          --       97,015


             (a)                          (h)            (i)
                                         Current
                                      Value of Asset     Net
                                       (On Date of      Gain
  Identity of Party Involved           Transaction)     (Loss)
--------------------------------      --------------    ------
SERIES OF TRANSACTIONS:

Western Resources, Inc.                   $152,015     $     --
Vanguard Fiduciary Trust Company           346,686           --
Vanguard Fiduciary Trust Company            34,618          866
Vanguard Fiduciary Trust Company           593,417           --
Vanguard Fiduciary Trust Company            33,570           10
Vanguard Fiduciary Trust Company           232,324           --
Vanguard Fiduciary Trust Company            25,606           --
Vanguard Fiduciary Trust Company           555,665           --
Vanguard Fiduciary Trust Company            38,695        1,628
Vanguard Fiduciary Trust Company           430,270           --
Vanguard Fiduciary Trust Company            27,542        2,156
Vanguard Fiduciary Trust Company           174,924           --
Vanguard Fiduciary Trust Company            21,638       (1,106)
Vanguard Fiduciary Trust Company            97,015           --




Columns (e) Lease Rental and (f) Transaction Expense are not applicable to this Plan and, accordingly, have been omitted.

     This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor
               Rules and Regulations for Reporting and Disclosure.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K, into the Company's previously filed S-8 Registration Statement File No. 333-20413.



                                                    ARTHUR ANDERSEN LLP


Dallas, Texas
  June 26, 1998